SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29573]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

January 28, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of January 2011. A copy of each application may be

obtained via the Commission's website by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on February 22, 2011, and should

be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-4041.

UBS Index Trust [File No. 811-8229]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 7, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $31,000 incurred in connection with the liquidation were paid by UBS Global Asset Management (Americas) Inc., an affiliate of applicant's investment adviser.

Filing Date: The application was filed on December 22, 2010.

Applicant's Address: 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

BlackRock Insured Municipal Term Trust Inc. [File No. 811-6512]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 30, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Prior to the liquidation date, applicant had redeemed all of its Series M7 and Series M28 Preferred Shares at their liquidation preference plus any accrued but unpaid dividends. Expenses of $24,740 incurred in connection with the liquidation were paid by applicant. Applicant has transferred approximately $948,176 in cash to a liquidating trust to pay for contingent liabilities recognized after the liquidation date.

Filing Date: The application was filed on December 30, 2010.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DC 19809.

Credit Suisse Large Cap Growth Fund [File No. 811-5041]
Credit Suisse Mid-Cap Core Fund, Inc. [File No. 811-5396]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On October 8, 2010, each applicant transferred its assets to Credit Suisse Large Cap Blend Fund, Inc., based on net asset value. Expenses of $44,633 and $49,347, respectively, incurred in connection with the reorganizations were paid by Credit Suisse Asset Management, LLC, applicants' investment adviser.

Filing Date: The applications were filed on December 15, 2010.

Applicants' Address: Eleven Madison Ave., New York, NY 10010.

Fortress Investment Trust II [File No. 811-21140]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 3, 2011.

Applicant's Address: 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

DCW Total Return Fund [File No. 811-21840]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 24, 2010, applicant transferred its assets to DCA Total Return Fund, based on net asset value. Expenses of approximately $279,721 incurred in connection with the reorganization were paid by applicant, the acquiring fund, and Dividend Capital Investments LLC, applicant's investment adviser.

Filing Date: The application was filed on December 28, 2010.

Applicant's Address: 518 17th St., Suite 1200, Denver, CO 80202.

First Trust/Four Corners Senior Floating Rate Income Fund [File No. 811-21344]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Prior to the liquidation date, applicant had redeemed all of its outstanding money market cumulative preferred shares. Expenses of approximately $42,799 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on January 4, 2011.

Applicant's Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

Mirae Asset Global Investments (USA), LLC [File No. 811-22402]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.
Applicant has never made a public offering of its securities and does not propose to make a
public offering or engage in business of any kind.

Filing Date: The application was filed on January 10, 2011.

Applicant's Address: One Bryant Park, 39th Floor, New York, NY 10036.

Eagle Cash Trust [File No. 811-4337]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.
On August 27, 2010, applicant made a liquidating distribution to its shareholders, based on net
asset value. Expenses of approximately $50,378 incurred in connection with the liquidation were
paid by Eagle Asset Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on January 10, 2011.

Applicant's Address: 880 Carillon Pkwy., St. Petersburg, FL 33716.

For the Commission, by the Division of Investment Management, pursuant to delegated
authority.

Elizabeth M. Murphy
Secretary